Exhibit 99.10

CORPORATE CONSENT OF WSP USA INC.

WSP USA Inc. ("WSP") states that WSP USA Environment and Infrastructure Inc. (merged into WSP effective December 31, 2024) is responsible for preparing or supervising the preparation of part(s) of the Technical Report titled "NI 43 101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico - Amended" with an effective date of September 9, 2021 and dated May 15, 2023.

Furthermore, WSP states that:

a) The document the Technical Report supports is the Annual Information Form of Endeavour Silver Corp. (the "Company") for the year ended December 31, 2025 (the "AIF"), the annual report on Form 40-F of the company which incorporates by reference the AIF ("Annual Report"), and the Company's registration statement on Form F-10 (File No. 333-287602) which incorporates by reference the Annual Report (collectively with the AIF and the Annual Report, the "Documents");

b) WSP consents, as a company whose principal business is providing engineering or geoscientific services, and whose business gives authority to a statement made by the company, to the use of WSP's name in the Documents in connection with any references, quotation from or summary in the Documents of the parts of the Technical Report for which WSP is responsible, and to the incorporation by reference of the Technical Report into the Supplement.

c) WSP hereby confirms that it has read the Documents, and WSP has no reason to believe that there are any misrepresentations in the information contained in the Documents that are derived from the sections of the Technical Report for which WSP is responsible or that are within WSP's knowledge as a result of the services performed by WSP in connection therewith.

Dated this 27th day of March, 2026

WSP USA Inc.

/s/ Mathew Oommen

Name: Mathew Oommen

Title: Sr. Vice President, Director Mining Engineering